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                          March 18, 2022

       Joy Yi Hua
       Chief Executive Officer
       Acri Capital Acquisition Corp
       13284 Pond Springs Rd, Ste 405
       Austin, Texas 78729

                                                        Re: Acri Capital
Acquisition Corp
                                                            Registration
Statement on Form S-1
                                                            Filed March 11,
2022
                                                            File No. 333-263477

       Dear Ms. Hua:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Victor
Rivera Melendez at 202-551-4182 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Arila E. Zhou, Esq.